Exhibit 99.1

InterCure Initiates Strategic Review of U.S. Medical Cannabis Opportunities Following Historic Federal Rescheduling and Completes the Initial closing of Botanico Acquisition

First Tranche Closing (50%) of Botanico Transaction Expands International Platform with Exclusive  Access to U.S. Genetics, Premium Brands and Advanced AI-Driven Technologies; Company Reports Growing Demand in Germany and Evaluates Opportunities in Regulated U.S. Medical Cannabis Markets.

NEW YORK and HERZLIYA, Israel, June 15, 2026 - InterCure Ltd. (Nasdaq: INCR) (TASE: INCR) (“InterCure” or the “Company”) today announced the successful completion of the first tranche of its acquisition of Botanico Ltd. (“Botanico”), also known as ISHI, an Israeli cannabis technology and brand company  .

●	Following the recent U.S. federal rescheduling of certain state-licensed medical cannabis from Schedule I to Schedule III, InterCure has initiated a strategic review of potential opportunities within regulated U.S. medical cannabis markets.

●	The Botanico transaction further strengthens InterCure’s portfolio through exclusive rights to a broad collection of award-winning American cannabis genetics, proprietary strains, premium brands and advanced production technologies.

●	Through the Botanico transaction, InterCure gains access to ISHI’s advanced AI-driven technologies, automated production systems and exclusive strategic brand alliances with leading U.S. cannabis operators, including The Flowery.

●	As part of the initial closing of the transaction, InterCure will issue 2,471,061 ordinary shares Upon satisfaction of the conditions specified in the share purchase agreement, InterCure will issue an additional 2,470,073 ordinary shares..

●	Earlier this year, InterCure reported its first meaningful revenues from the rapidly growing German medical cannabis market, supporting its strategy of building a leading international pharmaceutical cannabis platform.

●	To support growing demand, InterCure has appointed a German management and sales team and anticipates multiple product launches in the second half of the year.

●	The Company’s evaluation of opportunities in the United States is focused exclusively on regulated medical cannabis markets.

Alexander Rabinovitch, Chief Executive Officer and Chairman of InterCure, commented, “The Botanico acquisition, German market momentum and evolving U.S. regulatory landscape support the Company’s vision of building a leading international medical cannabis company serving patients across multiple regulated markets.”

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (Nasdaq: INCR) (TASE: INCR) is the leading, profitable, and one of the fastest growing cannabis companies outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: https://www.intercure.co

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements may include, but are not limited to, statements regarding the expected benefits of the Botanico transaction, the Company’s integration plans, the issuance of additional consideration and other expected events pursuant to the terms of the share purchase agreement, growth opportunities in Germany, the Company’s strategic review of regulated U.S. medical cannabis opportunities, and the Company’s future strategy, product launches, operations and performance, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the ability to realize the anticipated benefits of the Botanico transaction; the successful integration of Botanico; the satisfaction of conditions under the share purchase agreement; developments in regulated U.S. medical cannabis markets; and the Company’s ability to execute its strategy in Germany and other international markets. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscape and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, and reliance on the expertise and judgment of our senior management. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F, and in other filings that the Company has made and may make with the Securities and Exchange Commission in the future.

Company Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co